Exhibit (a)(5)

NOTICE OF FAIRNESS HEARING

BEFORE THE
DEPARTMENT OF CORPORATIONS
OF THE
STATE OF CALIFORNIA

IN THE MATTER OF THE

APPLICATION OF

AMERICAN RETIREMENT VILLAS

PROPERTIES II, A CALIFORNIA
LIMITED PARTNERSHIP,

A limited partnership organized under the laws of the State of California, for a permit authorizing a merger pursuant to Section 15678.3 of the California Revised Limited Partnership Act and Section 25142 and 25121 of the Corporate Securities Law of 1968, as amended.

NOTICE OF HEARING PURSUANT TO SECTION 25142 OF THE CALIFORNIA CORPORATIONS

File No. 307-8916

To: ALL HOLDERS OF OUTSTANDING LIMITED PARTNERSHIP UNITS AND SPECIAL LIMITED PARTNERSHIP INTERESTS OF AMERICAN RETIREMENT VILLAS PROPERTIES II, A CALIFORNIA LIMITED PARTNERSHIP

      NOTICE IS HEREBY GIVEN that on May 7, 2004, at the hour of 10:00 a.m. of that day (local time), a public hearing (the “Hearing”) will be held before the California Corporations Commissioner or his appointed counsel (the “Commissioner”), at the offices of the Department of Corporations, 320 West 4th Street, Suite 750, Los Angeles, California 90013-2344, upon the application of American Retirement Villas Properties II, a California limited partnership (“Applicant”), for a permit (the “Permit”) authorizing the merger described below pursuant to an Application for Qualification of Recapitalizations and Reorganizations by Permit under Section 25121 of the California Corporate Securities Law of 1968, as amended (the “CSL”), filed January 29, 2004, as subsequently amended.

What is the Purpose of Hearing?

      The purpose of the Hearing is to enable the Commissioner to approve the terms and conditions of the transactions described below and to determine the fairness of such terms and conditions, pursuant to Section 25142 of the CSL.

      Applicant has requested authority to enter into the proposed merger (the “Merger”) of ARVP II Acquisition, L.P., a California limited partnership (“Acquisition Sub”), with and into Applicant, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 24, 2004, by and between the Applicant and Acquisition Sub. Pursuant to the Merger Agreement, (i) all outstanding limited partnership units of the Applicant (the “Units”), other than those held by the General Partner or Acquisition Sub, shall be converted into the right to receive $300 per Unit in cash at the effective time of the merger, less the amount of certain distributions that may be made by the Applicant and (ii) all outstanding special limited partnership interests of the Applicant (the “SLP Interests”) shall be converted into the right to receive $26,265 per SLP Interest in cash at the effective time of the merger, less the amount of certain distributions that may be made by the Applicant, subject to the terms and conditions of the Merger Agreement.

      The sole limited partner of Acquisition Sub is ARVP II Acquisition LLC, a Delaware limited liability company (“ARVP LLC”). ARV Assisted Living, Inc. a Delaware corporation and the general partner of both the Applicant and Acquisition Sub (the “General Partner”), is the sole member of ARVP LLC and the majority limited partner of the Applicant, holding approximately 52.5% of the outstanding Units entitled to vote on the Merger. As of March 24, 2004, there were 35,019.880 Units issued and outstanding, of which the General Partner owns 18,322.314, and the Applicant had approximately 1,637 limited partners of record (the “Limited Partners”).

      Because (i) the Applicant has in excess of 35 limited partners, (ii) the General Partner currently owns more than 50% but less than 90% of the outstanding Units, and (iii) the consideration to be offered to the Limited Partners (other than the General Partner, any affiliate of the General Partner, or Acquisition Sub) in the Merger in exchange for their Units is cash rather than non-redeemable interests or securities in Acquisition Sub or the General Partner, the Merger is subject to the provisions of Section 15678.2(b) of the California Revised Limited Partnership Act (the “LP Act”). Pursuant to Section 15678.2(b) of the LP Act, as a result of the foregoing factors the Merger may only be effected if (i) all Limited Partners consent to the Merger or (ii) the Commissioner approves the terms and conditions of the Merger and the fairness of such terms and conditions.

What are the Material Features of the Merger?

      The following is a brief summary of the principal terms of the Merger Agreement, a copy of which is included as Annex A to the Definitive Offer to Purchase and Consent Solicitation Statement mailed to Unitholders on or about March 26, 2004 (the “Definitive Offer and Consent Solicitation Statement”), a copy of which accompanies this Notice. The summary is not complete and is qualified in its entirety by reference to the Merger Agreement.

      A. The Merger. Under the terms of the Merger Agreement, upon the filing of a certificate of merger with the Secretary of State of California, Acquisition Sub would be merged with and into the Applicant, and the separate corporate existence of Acquisition Sub would cease. Thereafter the Applicant would be the surviving entity of the Merger (the “Surviving Partnership”). The time at which the Merger actually occurs is referred to as the “Effective Time.” At the Effective Time, the following events will occur:

1. Interests in Acquisition Sub. The limited partnership interest in Purchaser owned by ARVP LLC will automatically be converted into and become one fully paid and non-assessable Unit representing a Limited Partner interest in the Applicant, and ARVP LLC would become a Limited Partner of the Applicant;

2. Affiliate Units. Each Unit that is owned by the General Partner or any affiliate of the General Partner (other than Acquisition Sub) immediately prior to the Effective Time will remain issued and outstanding and continue to represent a Limited Partner interest in Applicant, and each Unit that is owned by Acquisition Sub immediately prior to the Effective Time will be automatically cancelled and shall cease to exist;

3. Non-affiliate Units. Each Unit issued and outstanding immediately prior to the Effective Time (other than Units owned by the General Partner, any affiliate of the General Partner, or Acquisition Sub) (collectively, the “Non-affiliate Units”), including all accrued and unpaid distributions thereon, will automatically be converted into and become the right to receive $300 in cash less the sum of all distributions of cash from the Applicant attributable to each such Unit that are declared or made on or after March 24, 2004 (the “Record Date”), to the extent that the General Partner, any affiliate of the General Partner or Acquisition Sub do not receive such distributions with respect to any such Unit, including, without limitation, all distributions of cash from operations and capital proceeds, without regard to whether the applicable sale, financing, refinancing or other disposition took place before or after the Record Date (the “LP Merger Consideration”); and

4. Special Limited Partnership Interests. Each SLP Interest issued and outstanding immediately prior to the Effective Time, including all accrued and unpaid distributions thereon, will automatically be converted into and become the right to receive $26,265 in cash less the sum of all distributions of cash from the Applicant attributable to each such SLP Interest that are declared or made on or after Record Date, to the extent that the General Partner, any affiliate of the General Partner or Acquisition Sub do not receive such distributions with respect to any such SLP Interest, including, without limitation, all distributions of cash from operations and capital proceeds, without regard to whether the applicable sale, financing, refinancing or other disposition took place before or after the Record Date (the “SLP Merger Consideration” and, together with the LP Merger Consideration, the “Merger Consideration”).

      B. Conditions to Closing. The Merger Agreement provides that the respective obligations of Applicant and Acquisition Sub to effect the Merger are subject to the satisfaction or waiver at or prior to the Closing Date (as defined in the Merger Agreement) of the following conditions:

1. The receipt all governmental approvals and third party consents required to be obtained in connection with the Merger except where the failure to so obtain any such approval or consent would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Applicant, the General Partner or Acquisition Sub (a “Material Adverse Effect”).

2. The absence of any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition that could reasonably be expected to have (A) a Material Adverse Effect or (B) the effect of preventing the consummation of the Merger, shall be in effect.

3. The absence of any pending or threatened litigation or governmental action or proceeding challenging the Merger that could reasonably be expected to have a Material Adverse Effect.

4. Either (a) the principal terms of the Merger Agreement and the Merger having been consented to and approved by the Limited Partners of the Applicant, collectively holding more than 50% of the outstanding Units that neither the General Partner nor any affiliate of General Partner nor Acquisition

Sub held as of the Record Date, or (b) Acquisition Sub, together with its affiliates, having acquired title to or a contractual right to acquire more than 90% of the outstanding Units.

5. In the event that Acquisition Sub, together with its affiliates, has not acquired title to or a contractual right to acquire more than 90% of the outstanding Units, the Commissioner having held a hearing pursuant to Section 25142 of the CSL and having finally and conclusively approved (without the possibility of appeal) the terms and conditions of the Merger and the fairness of such terms and conditions in accordance with Section 15678.3 of the LP Act, with such approval having not been revoked, modified or amended in any respect and otherwise remaining in full force and effect.

      C. Termination of the Merger Agreement. The Merger Agreement may be terminated and the Merger abandoned by the General Partner, in its sole discretion, at any time prior to the Effective Time. The Merger Agreement may be terminated and the Merger abandoned by Acquisition Sub or Applicant at any time prior to the Effective Time if (a) the transactions contemplated by the Merger Agreement have not been consummated on or before September 30, 2004, or (b) any condition set forth in the Merger Agreement to any party’s obligation to consummate the transactions contemplated by the Merger Agreement shall become incapable of being satisfied (unless such condition has been waived).

      D. Payment of the Merger Consideration. Prior to the Effective Time, Acquisition Sub shall deposit, or cause to be deposited, with ACS Securities Services, Inc., as the paying agent for the Merger Consideration (the “Paying Agent”), at least an amount in cash equal to the sum of (1) the product of (a) the LP Merger Consideration and (b) the number of Non-affiliate Units and (2) the product of (a) the SLP Merger Consideration and (b) the number of SLP Interests (the “Payment Fund”) for the purpose of paying the Merger Consideration.

      As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of Units ( a “Unitholder”) and each special limited partner of the Applicant (a “Special Limited Partner”) of record immediately prior to the Effective Time whose Units or SLP Interests, as the case may be, were converted into the right to receive the Merger Consideration a form of letter of transmittal (the “Letter of Transmittal”) which shall specify that delivery of the Merger Consideration shall be effected only upon (1) delivery or presentation to the Paying Agent of evidence reasonably satisfactory to the Paying Agent that such person or entity was, immediately prior to the Effective Time, either (a) the Unitholder of record of the Units it purported to own as of such time or (b) the Special Limited Partner of record of the SLP Interests it purported to own as of such time (“Ownership Evidence”) and (2) surrender to the Paying Agent, for the account and benefit of the Surviving Partnership, of any non-cash distribution declared or made by the Applicant after the Record Date (or any proceeds obtained or obtainable upon the exercise or conversion thereof) which is attributable to each such Unit or SLP Interest and has been received by each such Unitholder or Special Limited Partner (the “Non-Cash Distributions”). Upon delivery or presentation to the Paying Agent of a properly completed and executed Letter of Transmittal, together with Ownership Evidence (including any information or certification required for tax purposes), any Non-Cash Distributions attributable to each such Unit or SLP Interest and such other documents or evidence as the Surviving Partnership or the Paying Agent may reasonably request: (x) the Unitholder shall be entitled to receive the LP Merger Consideration for each Unit owned immediately prior to the Effective Time or (y) the Special Limited Partner shall be entitled to receive the SLP Merger Consideration for each SLP Interest owned immediately prior to the Effective Time, as the case may be, and as determined pursuant to this Agreement. In the event that Non-Cash Distributions attributable to a Unit or SLP Interest are not surrendered to the Paying Agent in accordance with the Merger Agreement, the Merger Consideration payable upon the conversion of to each such Unit or SLP Interest may, at the Surviving Partnership’s option, be reduced by the value of such Non-Cash Distributions, as determined by the Surviving Partnership in its sole discretion. No interest shall be paid or shall accrue on any Merger Consideration payable pursuant to this Agreement or otherwise.

      The Paying Agent shall invest the Payment Fund on a daily basis as directed by the General Partner; provided, however, that such investments shall be solely in (i) obligations of or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or (ii) commercial paper obligations rated A-1 or P-1 by Moodys’ Investors Service, Inc. or Standard & Poor’s Corporation,

respectively. All interest and other income resulting from such investments shall be paid to the Surviving Partnership.

      E. Certain Federal Income Tax Considerations. The receipt of cash for the Units in the Merger will be treated as a taxable transaction for United States federal income tax purposes. For a more detailed discussion of the Merger’s federal income tax consequences to Unitholders, please see “SPECIAL FACTORS — United States Federal Income Tax Considerations” beginning on page 38 in the Definitive Offer to Purchase and Consent Solicitation Statement.

What are the Reasons for the Transaction?

      Accomplishing the Merger will allow the General Partner to enjoy the benefits associated with being the sole Limited Partner of the Applicant, including: (1) the right to receive distributions after the sale of any of the Applicant’s properties; (2) the right to benefit in any appreciation in the value of the Applicant’s properties; (3) the right to make decisions about the Applicant’s business or the management of the Applicant’s properties; and (4) the reduction in some of the Applicant’s expenses, including those associated with preparing stand-alone audited financial statements and SEC reporting.

      Accomplishing the Merger will allow Limited Partners who have not tendered their Units to Acquisition Sub in the tender offer (the “Offer”) pursuant to the Definitive Offer and Consent Solicitation Statement, as well as Special Limited Partners, to achieve immediate liquidity for their investment in Applicant. Pursuant to the terms of the Merger Agreement, Limited Partners would receive the LP Merger Consideration of $300 per Unit and Special Limited Partners would receive the SLP Merger Consideration of $26,265 per SLP Interest (in each case, less certain distributions of Applicant made or declared after the Record Date). Limited Partners would receive in the Merger the same price per Unit they might otherwise receive by tendering their Units in the Offer.

      The Merger will also allow Limited Partners to dispose of their Units without incurring the transfer fee the Applicant otherwise charges any purchaser of Units for the transfer of Units. This fee is equal to the lesser of $150 and the Applicant’s actual costs and expenses incurred in connection with such transfer, and is intended to compensate the Applicant for the costs and expenses incurred in connection with transferring the Units on the books of the Applicant. The Applicant believes that these costs and expenses have been in excess of $150. While Purchasers of Units customarily impose this fee upon sellers of Units, this fee will not be charged in connection with the conversion of Units or SLP Interests in the Merger.

      Acquisition Sub and the General Partner have described in the Definitive Offer and Consent Solicitation Statement additional reasons and factors that they consider to benefit the Limited Partners and Special Limited Partners as a result of the Merger.

What will be the General Effect upon the Rights of Existing Equity Holders?

      A. The Nonffiliated Unitholders. At the Effective Time and in accordance with the Merger Agreement, each Non-affiliate Unit shall be automatically converted into the right to receive the LP Merger Consideration. Each Unitholder immediately prior to the Effective Time (a) who was a Limited Partner shall cease to be a limited partner of the Applicant, and (b) shall cease to have any rights with respect to such Units, except the right to receive the LP Merger Consideration. Thereafter, each Unitholder will have none of the voting rights and other benefits of any nature whatsoever associated with being a Limited Partner pursuant to the Limited Partnership Agreement of the Applicant, dated as of February 9, 1988, as amended to date (the “Partnership Agreement”), no rights to receive distributions from the Surviving Partnership with respect to the Units and no further interest in the Surviving Partnership’s future earnings and growth.

      B. The Special Limited Partners. At the Effective Time and in accordance with the Merger Agreement, each SLP Interest issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive the SLP Merger Consideration. Each holder of an SLP Interest immediately prior to the Effective Time (i) shall cease to be a Special Limited Partner of the Applicant, and (ii) shall cease to have any rights with respect to such SLP Interests, except the right to receive the SLP

Merger Consideration. Thereafter, each Special Limited Partner will have none of the voting rights and other benefits of any nature whatsoever associated with being a Special Limited Partner pursuant to the Partnership Agreement, no rights to receive distributions from the Surviving Partnership with respect to the SLP Interests and no further interest in the Surviving Partnership’s future earnings and growth.

      C. The Affiliated Unitholders. Each Unit that is owned by the General Partner or any affiliate of the General Partner (other than Acquisition Sub) immediately prior to the Effective Time will remain issued and outstanding and continue to represent a Limited Partner interest in Applicant, and each Unit that is owned by Acquisition Sub immediately prior to the Effective Time will be automatically cancelled and shall cease to exist.

      D. Acquisition Sub’s Limited Partnership Interests. At the Effective Time and in accordance with the Merger Agreement, the limited partnership interest in Acquisition Sub owned by ARVP LLC will automatically be converted into and become one fully paid and non-assessable Unit representing a Limited Partner interest in the Applicant. ARVP LLC shall thereafter become a Limited Partner of the Applicant.

What Votes are Required to Approve the Transactions?

      A. Unitholders of Applicant. As of March 24, 2004, Applicant had 35,019.880 Units outstanding which were held by approximately 1,637 Unitholders of record. As of March 24, 2004, the General Partner owned 18,322.314 Units, or approximately 52.5% of all outstanding Units.

      B. Special Limited Partners of Applicant. During fiscal year 2000, former general partners Gary L. Davidson, John A. Booty, John S. Jason and Tony Rota elected to have their general partnership interests in the Partnership converted to special limited partnership interests, and as of the date of this Application, these individuals were each the equal holders of one SLP Interest. As former general partners who ceased to be general partners, the holders of SLP Interests are entitled to the allocations, distributions, and credits to which their previous general partner’s interest which has been so converted would otherwise have been entitled. Under the Partnership Agreement, the holders of Special Limited Partner units are treated as Limited Partners of the Partnership for certain purposes and are governed by the provisions of the Partnership Agreement applicable to Limited Partners other than provisions pertaining to distributions and allocations to Limited Partners, as further described below. Each Special Limited Partner is deemed to hold one Unit under the Partnership Agreement and, pursuant to the Partnership Agreement and Section 15662(b) of the LP Act, each Special Limited Partner is deemed to be a Limited Partner for purposes of voting on certain matters concerning the Applicant, including the Merger Proposal. Because the Special Limited Partners are only entitled to cast an aggregate of four votes (one for each SLP Interest) along with the Limited Partners in the Consent Solicitation, no minimum vote of the Special Limited Partners is required to approve the Merger Proposal.

      C. Section 15678.2(b) of the California Revised Limited Partnership Act. As noted above, because (i) the Applicant has in excess of 35 limited partners, (ii) the General Partner currently owns more than 50% but less than 90% of the outstanding Units, and (iii) the consideration to be offered to the Limited Partners (other than the General Partner, any affiliate of the General Partner, or Acquisition Sub) in the Merger in exchange for their Units is cash rather than non-redeemable interests or securities in Acquisition Sub or the General Partner, the Merger is subject to the provisions of Section 15678.2(b) of the LP Act. Pursuant to Section 15678.2(b) of the LP Act, as a result of the foregoing factors the Merger may only be effected if (i) all Limited Partners consent to the Merger or (ii) the Commissioner approves the terms and conditions of the Merger and the fairness of such terms and conditions.

      Concurrently with the commencement of the Offer to acquire all of the issued and outstanding Units that are not held by the General Partner, Acquisition Sub has solicited the consents of at least a majority of the Unitholders that are not affiliated with Acquisition Sub or the General Partner to the Merger and the Merger Agreement (the “Consent Solicitation”). The Hearing will be held following completion of the Consent Solicitation. The General Partner, Acquisition Sub and the Applicant do not intend to hold the Hearing unless consents to the Merger are received from Unitholders who collectively hold more than 50% of the Units that are not held by the General Partner or its subsidiaries. However, if the General Partner and Acquisition Sub

acquire enough Units in the Offer so that, following the Offer, they together own in excess of 90% of the Units, the General Partner, Acquisition Sub and the Applicant do not intend to hold the Hearing and would seek to consummate a “short-form” merger of Acquisition Sub and Applicant under California law.

      D. Acquisition Sub and the General Partner. The General Partner is the sole general partner of Acquisition Sub, and ARVP LLC is the sole limited partner of Acquisition Sub. The Board of Directors of the General Partner have approved its entrance into the Merger Agreement, in accordance with Delaware Law and its bylaws. The General Partner and ARVP LLC have approved the entrance of Acquisition Sub into the Merger Agreement in accordance with California law and the limited partnership agreement of Acquisition Sub.

What is the Business of Applicant, the General Partner and Acquisition Sub?

      A. Applicant. The Applicant was formed on February 9, 1988 to develop, finance, acquire and operate senior citizen housing. Although the prospectus pursuant to which Units were offered contained no definite plan to sell any properties in accordance with a timetable, the management of the general partner at the time projected that the Applicant might sell or finance a property after operating that property for a five to seven year period. The Applicant was structured as a self-liquidating partnership with a finite life, which would distribute its cash flow during its operating stage and its proceeds from property sales during its liquidating stage. The Applicant’s estimated operational life at the time of inception was 10 to 15 years from the opening date of the last facility developed or acquired. Under the Partnership Agreement, there is no fixed obligation to divest the Applicant’s assets and the Applicant will continue until December 31, 2046, unless sooner terminated in accordance with its terms. The Applicant currently owns and operates the following eight partnership properties: Retirement Inn of Burlingame, Retirement Inn of Campbell, Retirement Inn of Daly City, Retirement Inn of Fremont, Retirement Inn of Fullerton, Montego Heights Lodge, Retirement Inn of Sunnyvale and Valley View Lodge. In addition, the Applicant acquired the building at Covina Villa, which is subject to a ground lease, in 1988. The Applicant has also leased the building at Inn at Willow Glen since 1989. The Applicant’s executive offices are located at 245 Fischer Avenue, Suite D-1, Costa Mesa, California 92626, and its telephone number is (714) 751-7400.

      B. The General Partner. The General Partner is a Delaware corporation and general partner of the Applicant. The General Partner, together with its affiliates, is a fully integrated provider of assisted living accommodations and services in the United States. The General Partner operates, acquires, and develops assisted living centers that offer a combination of housing, personalized support services, and healthcare in a non-institutional setting. The General Partner ’s assisted living centers are designed to respond to the individual needs of elderly residents who require assistance with certain activities of daily living, but who do not require the intensive nursing care provided in a skilled nursing facility. The General Partner’s executive offices are located at 501 South Fourth Avenue, Suite 140, Louisville, KY 40202, and its telephone number is (502) 719-1600. The General Partner’s home page on the Internet is at www.arvi.com.

      C. Acquisition Sub. Acquisition Sub is a California limited partnership. The General Partner is the sole general partner of Acquisition Sub, and ARVP LLC is the sole limited partner of Acquisition Sub. Acquisition Sub was formed in contemplation of the Offer and the proposed Merger. Acquisition Sub’s executive offices are located at 245 Fischer Avenue, Suite D-1, Costa Mesa, California 92626, and its telephone number is (714) 751-7400.

Where can I Find More Information?

      Further information concerning the Merger can be found in Applicant’s permit application file and the documents filed in connection therewith at the offices of the Department of Corporations, 320 West 4th Street, Suite 750, Los Angeles, California 90013-2344.

      IN ADDITION, UNITHOLDERS AND SPECIAL LIMITED PARTNERS ARE ENCOURAGED TO READ THE DEFINITIVE OFFER AND CONSENT SOLICITATION STATEMENT AND ACCOMPANYING DOCUMENTS IN THEIR ENTIRETY.

      The Definitive Offer to Purchase and Consent Solicitation may be examined and copies may be obtained from the Securities and Exchange Commission (the “SEC”) at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s Web site at http://www.sec.gov. Copies should be available by mail upon payment of the SEC’s customary charges by writing to the SEC’s principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549.

Who can Attend the Hearing?

      Any Unitholder, Special Limited Partner or other interested persons may be present at the Hearing, may (but need not) be represented by legal counsel, and will be given an opportunity to be heard. Any Unitholder, Special Limited Partner or other interested person will be entitled to the issuance of subpoenas to compel the attendance of witnesses and the production of books, documents, and other items by applying for such subpoenas to the Department of Corporations, 320 West 4th Street, Suite 750, Los Angeles, California 90013-2344, Attention: Steve Kiang. If you are interested in this matter, you may appear at the Hearing in favor of or in opposition to the granting of the Permit. Whether you plan to attend or not, you are invited to make your views known by sending correspondence for receipt prior to the date of the Hearing to Steve Kiang, at the Department of Corporations, 320 West 4th Street, Suite 750, Los Angeles, California 90013-2344. The Hearing will be held for the purpose of enabling the Commissioner to approve the terms and conditions of the Merger pursuant to the Merger Agreement and to determine the fairness of such terms and conditions based upon the application and all papers and documents filed in connection therewith. Section 15678.3 of the LP Act and Section 25142 of the CSL authorize the Commissioner to hold such hearing where two or more limited partnerships merge (with one constituent limited partnership or its parent owning, directly or indirectly, limited partnership interests representing more than 50% but less than 90% of the limited partnership interests entitled to vote on such merger) and the limited partner interests of one constituent limited partnership will not be converted into interest or securities of the surviving limited partnership to approve the terms and conditions of such merger, and to determine whether such terms and conditions are fair, just, and equitable.

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Dated:	March 24, 2004
Los Angeles, California

WILLIAM P. WOOD
California Corporations Commissioner

By:

Steve Kiang

Corporations Counsel